Mail Stop 6010   January 14, 2008

Donald G. Drapkin
Chairman of the Board, Chief Executive Officer and President
Sapphire Industrials Corp.
30 Rockefeller Plaza, 62nd Floor
New York, New York 10020

Re: Sapphire Industrials Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed January 14, 2008
File No. 333-146620

Dear Mr. Drapkin:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Exhibit 1.1

1. The form of Underwriting Agreement filed as Exhibit 1.1 references several exhibits and schedules that do not appear to have been provided. Please re-file a full and complete form of Underwriting Agreement, including any exhibits and schedules which are included in such agreement. Please note that if these exhibits or schedules are otherwise filed as an exhibit to this registration statement you may insert a note in brackets on the page where the exhibit or schedule is to be located stating the exhibit number of the filed document.

                        *   *   *   *   *

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stacy J. Kanter, Esq.
        Gregg A. Noel, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036